U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM N-17F-2

 CERTIFICATE OF ACCOUNTING OF SECURITIES AND SIMILAR INVESTMENTS IN THE CUSTODY
                       OF MANAGEMENT INVESTMENT COMPANIES

                   Pursuant to Rule 17f-2 [17 CFR 270, 17f-2]

1.  Investment Company Act File Number:            Date examination completed:



811-7041                                  September 30, 1997




2.  State Identification Number:





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AL None AK None AZ None AR None CA None CO None
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CT None DE None DC None FL None GA None HI None
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ID None IL None IN None IA None KS None KY None
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LA None ME None MD None MA None MI None MN None
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MS None MO None MT None NE None NV None NH None
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NJ None NM None NY None NC None ND None OH None
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OK None OR None PA None RI None SC None SD None
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TN None TX None UT None VT None VA None WA None
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WV    None  WI   None  WY   None  PUERTO RICO          None
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Other (specify):



3.  Exact number of investment company as specified in registration statement:
      Arrow Funds


4. Address of principal executive office: (number, street, city, state, zip code) Federated Investors Tower, Pittsburgh, Pennsylvania 15222-3779


INSTRUCTIONS
This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company

1. All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

                 MANAGEMENT ASSERTION REGARDING COMPLIANCE WITH
            CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940

We, as members of management of Arrow Funds (the Funds) are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies", of the Investment Company Act of 1940. We are also responsible for establishing and maintaining an effective internal control structure over compliance with Rule 17f-2 requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of September 30, 1997.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 1997 and for the period from September 1, 1997 through September 30, 1997, with respect to securities reflected in the investments accounts of the Funds.

Very truly yours,


/s/William J. Lemp
William J. Lemp
Vice President and Manager
Mercantile Bank



/s/Charles L. Davis, Jr.
Charles L. Davis, Jr.
Assistant Treasurer
Arrow Funds

To the Board of Directors of
   Arrow Funds and the Securities
   and Exchange Commission:

We have examined management's assertion about Arrow Funds' (the Funds) compliance with the requirements of subsection (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of September 30, 1997, and for the period from September 1, 1997, through September 30, 1997, included in the accompanying Management Assertion Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of Septmeber 30, 1997, and for the period from September 1, 1997, through September 30, 1997, with respect to securities of the Funds without prior notice to management:

   o Confirmation of all securities held as of September 30, 1997, by institutions in book entry form by the Federal Reserve Bank of St. Louis, Chase Manhattan Bank, Banker's Trust Company and Depository Trust Company;

   o Agreement of all securities purchased/sold but not received/delivered and securities in transit per books and records of the Funds to underlying documentation;

   o Agreement of all repurchase agreements and the underlying collateral per the books and records of the Funds to underlying documentation' and

   o Agreement of selected security purchases and sales or maturities since our last report from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination of the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds were in compliance with the above mentioned provisions of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 1997, and for the period from Septmber 1, 1997, through September 30, 1997, is fairly stated, in all material respects.

This report is intended solely for the information and use of management of the Funds and the Securities and Exchange Commission and should not be used for any other purpose.


KPMG Peat Marwick LLP


Pittsburgh, Pennsylvania
November 20, 1997